Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Patriot Bank Corp.

Commission File No.: 000-26744

The following are materials that were distributed to employees of Patriot Bank Corp.

Patriot and Susquehanna Bancshares, Inc.

Differences in Procedures

Bancshares, Inc.	Patriot Bank	Susquehanna

Direct Deposit Accounts – Types	Up to three (3) checking or savings or any combination.	Either two (2) checking and one (1) savings or two (2) savings and (1) checking

Exempt Employees Reporting of Exception Time (PTO)	Minimum of one (1) hour increments	Only reported in four (4) and eight (8) hour increments

PTO Annual Grant	If the grant under the Susquehanna Bancshares, Inc. PTO plan is greater the employee will receive a prorated amount for the remainder of 2004 and the full amount in all subsequent years

Performance Review and Merit Increases	For the majority of employees, merit increases are effective on the exact anniversary date of hire. (If an employee changes jobs, the effective date is the job change date).	Merit increases are effective in the first pay following the anniversary month of hire for all non-exempt employees. Exempt employees will shift to a March anniversary effective 2005. Pro-rated increases will be applied.

Pay date	Thursday	Friday

Time-Sheet Collection	Individual sheets are completed and sent to Human Resources.	Initially we will follow the same practice; however we will shift to the Electronic Time and Attendance system.

Paychecks	PTO – not included	PTO balances will be added to the paycheck.

Imputed Income for benefits (Group Term Life Insurance)	Calculated on an annual basis.	Calculated on a bi-weekly basis throughout the year.

PC Loans	Program suspended beginning 2004.	Susquehanna will continue with the deductions, however no new PC Loans will be established.

W-2 for 2004	One issued from Patriot for amount paid January 1, 2004 through June 9, 2004	One issued by Susquehanna Bancshares, Inc. for amount paid June 10, 2004 through December 31, 2004

Income Taxes Withholding	All tax withholding limits will start over on June 10, 2004. This includes but is not limited to the FICA, Social Security Tax, withholding limits.

SBI Benefit and HR Forms Summary

After you have reviewed the HR forms contained in your “Welcome” packet, as well as the benefit election/waiver forms contained in your new-hire benefits packet, you will be required to complete and return the following forms to Susie Rhinehart by no later than May 3 to ensure your elections are processed as quickly and accurately as possible:

Name of Form(s)	Always Required	Required Only if Enrolling	Optional
• CBC Health Insurance Enrollment (HR37) ; OR	X
• CBC Health Insurance Waiver Form (HR74)	X
• Medical-Dental Payroll Deduction Authorization (and Waiver) Form (HR34)	X
• Dental Insurance Enrollment Information and Form (HR39)		X
• COBRA Continuation of Coverage Notice (HR94)	X
• Hartford Life/Disability Enrollment Form (HR81)*	X
• NVA Vision Discount Enrollment Form (HR48)		X
• Flexible Spending Acct. (FSA) Enrollment Form (HR86)		X
• FSA Direct Deposit Enrollment Authorization Form (HR87) (optional)			X
• 401k Packet (Enrollment—Waiver Form—HR42)	X
• Diversified 401k Beneficiary Designation Form—HR41 (only if enrolled)		X
• Employment Application	X
• I-9 Form (original forms of ID required)	X
• W-4 Form	X
• Payroll Deposit Authorization	X
• Additional Information Form	X

*Note: If your supplemental life insurance election exceeds “Guaranteed Issue,” you may be required to complete a “Personal Health Statement” (PHS), which will be sent to you from the Lititz Benefits Dept.

If you have questions regarding your SBI benefit plans, please feel free to either e-mail or call a member of the Employee Benefits team in Lititz, as follows:

Carole McFarland — (717) 625-6702; e-mail clmcf@susqbanc.com

Ginny DiIlio — (717) 625-6706; e-mail vmdii@susqbanc.com

Tracey Savage — (717) 625-6703; e-mail tasav@susqbanc.com

2004 SBI PREMIUM RATES

Health Plan Rates:

	TOTAL MONTHLY PREMIUM				EMPLOYEE BI-WKLY COST
	Single	Employee Plus One	Family	Single	Employee Plus One	Family
High PPO	$239.62	$500.32	$686.51	$11.06	$71.22	$114.19
Standard PPO	$220.95	$461.34	$633.02	$10.20	$65.67	$105.29
Basic PPO	$205.58	$429.25	$588.98	$9.49	$61.10	$97.97

Dental Plan Rates:

UNITED CONCORDIA	Single	Family
Monthly Total Premium	$21.80	$55.77
Bi-weekly Payroll Deduction	$10.06	$25.74

Vision Plan:

National Vision Administrators (NVA)

• Coverage provided at no cost to employees and their eligible dependents.

PLEASE NOTE: Participation in Dental and/or Vision is independent of your medical elections.

2004 SBI SHORT TERM DISABILITY RATES

STD Benefit: 60% of weekly insured salary up to a maximum weekly benefit of $1,300.

Cost: Bi-weekly payment of $0.0044 times monthly insured salary.

The following steps illustrate how to calculate the bi-weekly cost of short term disability insurance coverage:

1.	Determine the bi-weekly salary: basic annual salary divided by 26 (do not include basic salary in excess of $4,333.31 bi-weekly or $2,166.65 weekly).
2.	Calculate the bi-weekly payroll deduction by multiplying the bi-weekly salary by $0.0044.

An employee with a basic annual salary of $20,000 would have $3.38 deducted from each bi-weekly pay.

SBI BENEFITS PROVIDERS

CAPITAL BLUE CROSS PPO OPTIONS

PPO Network Provider Inquiries M-F 8:00 a.m. to 6:00 p.m.	1-800-810-2583 www.capbluecross.com for CENTRAL PA) or www.bcbs.com

Precertification M-F 8:00 a.m. to 4:00 p.m.	1-800-441-2333 out of PA 1-800-441-2330 in PA

EXPRESS SCRIPTS – RX COVERAGE

Member Services	1-800-585-5794 www.express-scripts.com

NVA VISION CARE SERVICES

Member Services	1-800-672-7723 www.e-nva.com

UNITED CONCORDIA DENTAL SERVICES

Member Services M-F 8:00 a.m. to 8:00 p.m.	1-800-345-3806 www.ucci.com

ADP – FLEXIBLE SPENDING ACCOUNTS (FSA)

Member Services M-F 8:00 a.m. to 8:00 p.m.	1-800-654-6695 www.adpsfa.com

DIVERSIFIED INVESTMENT ADVISORS 401(K) and Cash Balance Pension Accounts

Diversified Direct Account balances, investment performance Interest rates, loan information 24 hours/7 days/week	1-800-755-5801

Participant Advisory Services Retirement Planning and Investment counseling M-F 8:00 a.m. to 8:00 p.m.	1-888-nroll123 (1-888-676-5512)

Participant Direct Online Personal account & investment information	www.divinvest.com

BANK OF NEW YORK ESPP Accounts

Investor Relations M-F 8:00 a.m. to 8:00 p.m.	1-800-709-1645 www.bnymystock.com/susquehanna

CAREBRIDGE CORPORATION

M-Th 7:30 a.m. to 10:00 p.m. Fri 7:30 a.m. to 8:00 p.m. Sat 9:00 a.m. to 3:00 p.m.	1-800-437-0911

LIFE MANAGEMENT ASSOCIATES (EAP)

24 hrs/7 days/week	717-394-6688

2004 SBI Dependent Life Rates:

COVERAGE TYPE	COVERAGE AMOUNT	MONTHLY PREMIUM	BI-WKLY PREMIUM
Spouse	$10,000.	$3.16	$1.46
Each Child—Birth to 6 mos.—	$100
6 months to 19 years	$5,000.

2004 SBI Supplemental Life Rates:

AGE GROUP	RATE/$1,000
Under 30	$.04
30 – 34	$.05
35 – 39	$.07
40 – 44	$.11
45 – 49	$.18
50 – 54	$.31
55 – 59	$.52
60 – 64	$.68
65 – 69	$1.12
70 – 74	$2.11
75+	$3.57

The following steps illustrate how to calculate the cost of supplemental life insurance coverage available in increments of 1, 2, 3, or 4 times salary:

1. Calculate coverage level as basic annual salary times chosen multiple of salary (1,2,3,4) and round result to the next higher multiple of $1,000.

2. AGE 70—Active employee coverage reduces to 50% at age 70, rounded to the next higher multiple of

$500, if not already that (example—Employee has annual salary of $21,300, and already elected 2 x basic annual salary of $43,000. Upon reaching age 70, coverage reduces to 50% of that, or $21,500).

3. Divide coverage level by 1,000 and multiply by above monthly rate based on age.

4. Calculate bi-weekly payroll amount by multiplying Step 3 by 12 and dividing results by 26.

5. EXAMPLE: A 40 year old employee with a basic annual salary of $20,200 and supplemental coverage of 2 times salary would have $2.08 deducted from each pay for $41,000 of coverage.

2004 Flexible Spending Accounts

HEALTH CARE FSA		DEPENDENTCARE FSA
Minimum annual contribution	$130.00	Minimum annua1 contribution	$130.00
Maximum annual contribution	$2,500.00	Maximum annual contribution	$5,000.00

SUSQUEHANNA BANCSHARES, INC.

LONG-TERM DISABILITY PLAN

10/02/02

SBI’s Long-Term Disability Plan provides continued income when you are totally and permanently disabled for more than six months. Generally, LTD benefits are payable when it has been determined that your physical or mental condition prevents you from performing your job, and when the condition is either permanent or of an indefinite duration.

The cost of the LTD Plan is paid for in full by SBI. The LTD Plan is fully insured and therefore, the Plan will pay no benefits other than those provided by the insurance.

WHO’S ELIGIBLE

If you are a full-time employee, you are automatically covered under the LTD Plan after you complete 30 days’ service, provided you are actively at work on the day coverage is to begin. If you are not actively at work on the day your coverage would normally begin, coverage will begin when you return to work. If you are disabled, coverage will begin when you return to work on full-time basis.

The LTD plan has a pre-existing condition clause that may delay coverage for an illness/disability for which you were treated prior to your coverage effective date. The period during which coverage is denied depends on whether you have any treatment after your LTD eligibility date for the condition for which you were treated before coverage began. After you are eligible and enrolled, you must be free of treatment for the first three months; otherwise, you will not have coverage for the same disability for the next 12 months. A “pre-existing” condition is any illness or injury for which you received medical treatment, consultation, care or services (including diagnostic procedures and prescription drugs) during the three-month period “before” your LTD coverage actually begins.

WHAT “DISABILITY” MEANS

To qualify for LTD benefits you must be under the care of a licensed doctor. And, you must supply our insurance company with a written statement from your doctor giving proof of your disability and stating that it prevents you from working. A disability arising from a mental or nervous disorder may be covered but you must be under the care of a doctor, and be participating in an approved program of treatment or counseling to qualify for benefits.

There are two tests used to determine if you are disabled. You need to satisfy only one test to be considered disabled.

Occupation Test: During the first two years of illness or injury you will be considered totally disabled if you are unable to perform at least one of the material duties of your regular occupation. After you have been disabled for two years, you will be considered totally disabled if you cannot perform at least one of the material duties of each gainful occupation for which your education, training and experience qualifies you. You may be asked, from time to time, to supply medical information of your continued eligibility to receive disability payments.

Earnings Test: If you are still working, but are unable to earn at least 80% of your pre-disability monthly earnings because of your condition, you are also considered disabled.

COVERAGE AMOUNT

When you qualify for LTD benefits, you will receive 60% of your “basic monthly earnings” up to a maximum monthly benefit of $10,000. This 60% amount comes from a combination of SBI’s LTD Plan and governmental plans such as Social Security or Workers’ Compensation that pay disability benefits. For Plan purposes, your “basic monthly earnings” is your regular base pay when your disability begins. It excludes any overtime, bonuses or other forms of extra compensation (unless specifically included). A monthly average of any commissions received during the prior full calendar year will be included.

The minimum monthly benefit under this plan is $100.

SURVIVOR BENEFITS

If you receive disability benefits and then die, your spouse, if living, or your children will receive monthly disability benefits for an additional three months.

WHEN BENEFITS ARE PAID

LTD benefits are payable after 180 days of absence due to total disability. And, depending on your age when disability begins, benefits may continue until age 65 or later.

Keep in mind, if your disability is a result of a mental or nervous condition, benefits will be limited to 24 months.

Important Note:

This is a brief description of the highlights of the Plan. For more detailed information, please read the plan document and the Summary Plan Description. If any discrepancies occur between this description and the plan document, the provisions of the plan document shall govern.

SUSQUEHANNA BANCSHARES, INC.

SHORT-TERM DISABILITY PLAN

10/02/02

SBI’s Short-Term Disability Plan provides continued income when you are unable to work due to illness or injury, which is not work-related. Generally, STD benefits are payable when it has been determined that your physical or mental condition prevents you from performing your job, and when the condition is expected to be of a short-term duration.

Because coverage is optional, the cost of the STD Plan is paid fully by the employee. The STD Plan is fully insured and therefore, the Plan will pay no benefits other than those provided by the insurance.

WHO’S ELIGIBLE

If you are an active full-time employee who works at least 30 hours per week, you are eligible to elect coverage under the STD Plan after you complete 30 days of service. If you fail to elect coverage within 31 days of your initial eligibility date, you may not elect this coverage until the next annual Open Enrollment period, and then coverage is subject to proof of good health.

WHAT “DISABILITY” MEANS

To qualify for STD benefits you must be under the care of a licensed doctor. And, you must supply our insurance company with a written statement from your doctor giving proof of your disability. There are two tests used to determine if a person is disabled. You need to satisfy only one test to be considered disabled.

Occupation Test: You are considered disabled if an injury, sickness or pregnancy requires that you be under the regular care and attendance of a doctor and prevent you from performing at least one of the material duties of your regular occupation.

Earnings Test: You are considered disabled if an injury, sickness or pregnancy prevents you from earning more than 80% of monthly pre-disability pay, even if you are working full time and performing all the duties of your regular occupation.

COVERAGE AMOUNT

If you meet the plan’s definition of disability, you may qualify for STD benefits after you have been absent from work for a period of 7 days (the “elimination period”) due to sickness or injury. If you qualify for benefits, you will receive 60% of your “basic monthly earnings,” but in no event will your weekly benefit exceed $1,300. This 60% amount comes from a combination of the SBI’s STD Plan and any other state governmental disability plans that pay disability benefits. For Plan purposes, your “basic monthly earnings” is your regular pay when your disability begins. It excludes any overtime, bonuses or other forms of extra compensation (unless specifically included). A weekly average of any commissions received during the prior full calendar year will be included.

The minimum weekly benefit is $25.

The maximum amount of weeks for which benefits are payable is 25 weeks. The 7-day wait is week one, and the plan pays for the next 25weeks, assuming you are still disabled.

The cost of this coverage is entirely paid by you. Your payroll deductions will be $0.44 per $100 of your bi-weekly pay. The maximum income SBI will consider for your deduction purposes is $4,333.31 bi-weekly. Deductions will come off your paycheck each bi-weekly pay period

The State of New Jersey has a mandatory State STD program which requires that employee paid STD and employer paid sick pay plans be integrated to replace no more than 100% of your pay in the case of your short-term disability. The type of benefit and premium cost will be different for New Jersey employees.

SBI Sick Leave days are paid first, before your Hartford STD benefits begin.

INTEGRATION

Your weekly benefit will be reduced by other income you receive due to your disability, including other group disability benefits, Social Security benefits, retirement benefits from a government plan or similar plan sponsored by your employer, or benefits from any no fault motor vehicle coverage, unless prohibited by state law. Payments from a salary continuance plan or sick leave plan sponsored by your employer will also reduce your weekly benefit.

PRE-EXISTING CONDITIONS

Proof of good health is not required if you enroll within 31 days of your date of eligibility for coverage. However, the STD plan has a pre-existing condition clause, which may delay coverage for an illness/disability for which you were treated prior to your coverage effective date. The period during which coverage is denied depends on whether you have any treatment after your STD eligibility date for the condition for which you were treated before coverage began. After you are eligible and enrolled, you must be free of treatment for the first three months; otherwise, you will not have coverage for the same condition for the next 12 months. A “pre-existing” condition is any illness or injury for which you received medical treatment, consultation, care or services (including diagnostic procedures and prescription drugs) during the three-month period “before” your STD coverage actually begins.

WHEN BENEFITS END

STD benefits are payable until the later of the date on which you are no longer disabled or the date on which you have been paid the maximum benefits under the plan.

REHABILITATIVE EMPLOYMENT BENEFITS

Under certain conditions, if you return to work as part of a rehabilitation plan while you are disabled, you may be entitled to increased benefits.

Important Note:

This is a brief description of the highlights of the Plan. For more detailed information, please read the plan document and the Summary Plan Description. If any discrepancies occur between this description and the plan document, the provisions of the plan document shall govern. For New Jersey employees, this plan will supplement your benefits under the New Jersey State Disability Plan.

HARTFORD LIFE

Employee Information

(eff. 4-1-02)

A. COVERAGE

Basic Life and AD&D—2x Base Annual Earnings (BAE)— includes commissions— to maximum of $800,000 each. AD&D also payable during an employee’s lifetime, at varying percentages, depending on the nature of the loss (age 70, active employee coverage reduces to 50%)

Supplemental Life—1, 2, 3, or 4 x BAE—includes commissions— to maximum of $750,000. After April 1, all coverage exceeding the lesser of 3x BAE or $250,000 is subject to Evidence of Insurability (EOI). Coverage reduces to 50% at age 70 (while actively employed). Minimum benefit is $10,000.

Dependent Life—$10,000 Guaranteed Issue on spouse; child birth to 6 months— $100; 6 months to 19 years—$5,000 (to age 25 if FT student)

Retirees—Age 55/15 and 65/5 allows continuation of basic life after retirement. Coverage reduces each year (on retirement anniversary date), by 10% of original amount, until final reduction is no less than 10% of original amount at retirement. $500,000 maximum coverage.

B. OTHER PROVISIONS

Waiver of Premium— (If disabled prior to age 60) Any employee who becomes disabled prior to age 60 will have coverage continued to Normal Retirement Age (based on Social Security definition. If born after 1938, Normal Retirement will be later than the first of the month in which you turn age 65). This means that after a waiver claim is approved by Hartford, no further premiums are required. This provision applies to Basic, Supplemental and Dependent Life insurance.

Living BenefitOption (Accelerated Death Benefit)—allows an employee to have access to a portion of his/her life insurance when covered employee is diagnosed with a terminal illness with a life expectancy of no more than 12 months.

Safe Haven—An interest-bearing checking account is the standard method of paying claims for benefits of $10,000 or more, payable to a single beneficiary. Money is placed in an interest bearing account (earns competitive daily interest rates) on which the beneficiary can draw a minimum of $250, to a maximum of entire account.

C. ADMINISTRATIVE ISSUES

Evidence of Insurability (EOI) is required for Supplemental or Dep. Life if: 1. Employee applies for excess coverage over the guaranteed issue; 2. if a previously eligible employee did not elect supplemental or dependent life when first eligible, and wants to elect coverage at the annual open enrollment.

Each annual Open Enrollment, Supplemental Life coverage may be increased by one times salary without EOI (as long as it does not exceed $250,000).

Enrollment Requirement for Supp. and Dep. Life—Eligible employees have coverage effective on the 31st day of employment (count exact days). The 31st day is the “eligible for coverage date.” The employee then has another 31 days in which to elect the coverage thereafter. If the employee returns the supplemental or Dep life application after that time, coverage is denied until the next Open Enrollment, at which time all the coverage is subject to EOI. Coverage requiring EOI is not effective until Hartford Life approves it, and premium deductions do not begin until such approval occurs.

Late enrollees are denied supplemental or dependent life coverage until the next annual Open Enrollment period.

Summary Plan Descriptions (SPDs)

The Summary Plan Descriptions for the Hartford coverage will be placed on Web 1. All employees will be notified of their availability, but we must give them the choice to have a “hard copy” instead. We will advise you when they are on Web 1.

06/05/02

HARTFORD SUPPLEMENTAL LIFE INSURANCE RATES

Rate is per $1,000 per Month

Age	Rate
<30	$0.04
30-34	$0.05
35-39	$0.07
40-44	$0.11
45-49	$0.18
50-54	$0.31
55-59	$0.52
60-64	$0.68
65-69	$1.12
70-74	$2.11
75+	$3.57

Example: 80,000 Supplemental Life at age 43 is $0.11 x 80,000/1000 = $8.80 month

Employee deductions, however, are taken bi-weekly, so this deduction should be $4.06 per pay.

HARTFORD DEPENDENT LIFE

Rate

$3.16 per covered family unit/monthly

Since you are paid on a bi-weekly basis, your deduction, per pay, will be $1.46.

04/19/02

Susquehanna Bancshares, Inc.

HIPAA Privacy Practices

HIPAA is the acronym for the law “Health Insurance Portability and Accountability Act.” This particular legislation was passed into law a few years ago for the purpose of giving greater flexibility and portability in continued health care coverage when employees leave one employer to go to another. However, recent updates to this law now require that certain employers, health care plans, health care clearinghouses, and health care providers determine how they will handle employees’ “protected health information” (PHI). These new HIPAA privacy regulations will be applicable to us on April 14, 2003.

Q.    What is “PHI?”

A.    Any individually identifiable health information that is transmitted or maintained by electronic media or is transmitted or maintained in any other form or medium. It must relate to the past, present, or future physical or mental health condition of an individual. If you are able to identify an employee with this health information, or have a reasonable basis for believing you know the identity of the employee, it is Protected Health Information (PHI).

Q.    How does PHI apply to SBI?

A.    SBI is committed to protecting the privacy of your Protected Health Information (PHI). As is our current practice, we must ensure that no employment discrimination occurs as a result of SBI’s receipt of PHI. This is not a change in our practices. At the current time, SBI also keeps all personal health information (PHI) separate from your regular files and information.

Q.    How does this new law affect me?

A.    SBI will not be able to discuss your PHI with a health care provider, or our dental plan, United Concordia, or Capital Blue Cross, without your written permission. This means that should you have a question or concern regarding a claim with any of our medical or dental plan insurers, an authorization form must be signed to enable an HR Representative, or the Corporate Benefits Staff, to discuss the specific issue(s) with United Concordia, CBC or your health care provider. A new authorization form will be required each time you request that we intervene on your behalf.

For claims issues and questions, the authorization form that is required to be signed by you, will be available, separately, from Capital Blue Cross (CBC) and United Concordia. SBI will develop our own authorization form to enable us to discuss PHI with certain providers/health plans, other than CBC and United Concordia, on your behalf. This may include a physician from whom you are receiving treatment for FMLA or other medical leave. All three applicable forms will be available on Web 1.

The following information will provide some guidance regarding the impact of this law:

•	PROTECTED HEALTH INFORMATION (PHI) MUST BE OBTAINED BY YOU DIRECTLY FROM YOUR HEALTH CARE PROVIDER, for reasons of FMLA information, or other medical leaves of absence. This means if SBI requires documentation from your health care provider to substantiate your absence, you must make the request directly to your physician (neither your HR Representative, nor your manager, can do it for you, without your written authorization).

•	CAPITAL BLUE CROSS—To insure the most timely resolution of your claim, you should call CBC directly with any claims issues or questions. Unfortunately, your HR Representative or Benefits Department will not be allowed to intervene on your behalf unless we have a signed authorization form. The Benefits Department will be glad to assist you if you are unable to resolve the issue, once you sign an authorization form from CBC, which allows these parties to communicate with each other regarding your PHI.

See the website address: www.bcbs.com to obtain the Member

Authorization Form and read their “Notice of Privacy Practices.”

This form and notice are also located on Web 1.

CBC sent plan participants their “Notice of Privacy Practices” in March.

•	UNITED CONCORDIA (UCCI)—The procedures to follow regarding your dental plan claims issues or questions are basically the same as those required for CBC above. Call UCCI directly with your claims issues or questions. If you are unable to resolve a dental claim problem, the Benefits Department will be glad to help, only after you have signed the UCCI Authorization form.

The UCCI authorization form is located on Web 1.

•	If second opinions, or additional information regarding a leave or light duty is required by SBI, The applicable HR Representatives will require that you sign an authorization form to enable SBI to obtain such information from your physician (or other medical care provider).
•	Proof of Disability notes from your doctor must be forwarded to your local HR Representative (not your immediate manager). Such information will be kept in a private, confidential file in HR, segregated from your personnel file records. Access to such information by anyone other than the HR Representative is strictly controlled.
•	If you have any questions regarding the release of your PHI, please call your local HR Representative or the Corporate Benefits Department.

•	IN SUMMARY: THIS WILL CHANGE THE WAY YOU AND SBI

OBTAIN YOUR MEDICAL INFORMATION. IT WILL PROVIDE

MORE PRIVACY PROTECTION TO YOU, THE EMPLOYEE;

HOWEVER, IT WILL ALSO REQUIRE THAT YOU TRY TO

RESOLVE CLAIM ISSUES DIRECTLY WITH CBC AND UNITED

CONCORDIA. ANOTHER CHANGE IN THE WAY WE DO THINGS

IS THAT IF YOU ARE APPLYING FOR SHORT-TERM DISABILITY

OR LONG-TERM DISABILITY, FMLA OR OTHER MEDICAL

LEAVE, IT WILL ALSO REQUIRE YOU TO OBTAIN REQUIRED

PROOF OF DISABILITY DIRECTLY FROM YOUR HEALTH CARE

PROVIDER (RATHER THAN SOMEONE ELSE DOING IT FOR

YOU).

Q.    How does this new law affect SBI?

A.    As noted above, we will not be able to discuss (or accept) your PHI with certain covered entities (including health care providers, CBC and UCCI) without your written permission, and that information must not be given to managers, but to the local HR Representative. We will update our leave policies to reflect the procedural changes on the handling of PHI, as well as how we will handle circumstances where there are privacy infractions.

The information above is meant to provide some guidance to you regarding HIPAA privacy and how it affects you. It is not meant to be a comprehensive analysis of HIPAA. HIPAA Privacy Practices may include, but not be restricted to, the above information.

Set forth below is an announcement posted on Susquehanna’s intranet.

Patriot Commercial Leasing Becomes Servicing Partner of Susquehanna Commercial Leasing

Susquehanna Commercial Leasing is working closely with our new colleagues from Patriot Leasing. We have signed a servicing agreement with Patriot. Effective April 15, 2004, Patriot Commercial Leasing, Inc. will provide credit, operations, sales and customer service support to Susquehanna’s customers as agent for Susquehanna Commercial Leasing. Like the more common mortgage loan servicing, this arrangement offers efficiencies for both organizations.

Susquehanna Commercial Leasing’s telephone, fax and email contact details will remain the same and customers can look forward to continued high levels of service and responsiveness from our experienced leasing professionals, George Kessler, Andrea Turasky and Scott Saracen. Employees will continue to work with the same representatives (Andrea, Scott and George).

Subject to approval of the corporate merger, it is anticipated that Susquehanna Commercial Leasing Company will merge into Patriot Commercial Leasing, Inc. The resulting company would offer an expanded range of products and services nationally with a portfolio in excess of $115 million.

Ken Collins, president and CEO of Patriot Leasing, is expected to continue to lead the leasing company. Susquehanna Commercial Leasing President and CEO Gavin Harding is transitioning into a special projects role at the direction of Farmers First Bank President and CEO William T. Belden.

Between April 15 and the anticipated merger date, teams from both companies will continue to work hard to finalize every aspect of the transition and avoid any disruption to our customers.

Our Human Resources team will work with Leasing Co. employees who do not join Patriot to transition them into positions within Susquehanna Bancshares and assist them with career counseling and job placement services.

We appreciate your continued support as we work together to build a stronger, better leasing company. If you have any commercial leasing-related questions, please contact Gavin Harding directly at (717) 665-6665.

Additional Information and Where to Find It

Susquehanna Bancshares and Patriot filed a Registration Statement on Form S-4, as amended, and joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”) on March 16, 2004. The Registration Statement was declared effective on March 16, 2004 and included the definitive form of joint proxy statement/prospectus, which was also filed with the Commission. THE REGISTRATION STATEMENT AND DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUSQUEHANNA BANCSHARES’ REGISTRATION STATEMENT ON FORM S-4, THE DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The definitive form of joint proxy statement/prospectus will be mailed to shareholders of Susquehanna Bancshares and Patriot on or about March 19, 2004 and shareholders will be able to obtain a free copy of such documents at the Commission’s web site at www.sec.gov, from Susquehanna Bancshares by directing a request to Susquehanna Bancshares Investor Relations at (717) 625-6217, or from Patriot by directing a request to Patriot Investor Relations at (610) 970-4623. Certain of these documents may also be accessed on Susquehanna Bancshares’ website at www.susqbanc.com.

Participants in Solicitation

Susquehanna Bancshares, Patriot and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the joint proxy statement/prospectus.